Via Facsimile and U.S. Mail
Mail Stop 6010

September 15, 2006

Mr. Glen A. Spence
Executive Vice President
  and Chief Financial Officer
Patient Infosystems, Inc.
12301 N.W. 39th Street
Coral Springs, Florida 33065

> **Re: Patient Infosystems, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **File No. 0-22319**

Dear Mr. Spence:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for year ended March 31, 2006 filed June 29, 2006

Management's Discussion and Analysis

Results of Operations, page 25

1. We note within your table the presentation of EBITDA (loss) from continuing operations. Item 10(e) of Regulation S-K allows the use of EBITDA for non-GAAP liquidity measures, but not for performance measures. If you intend to use EBITDA as a performance measure we believe you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (which can be found at the following website

address: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) and note that at a minimum the following disclosures are required:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please remove this measure from your filing or revise to disclose the usefulness of the measure.

Financial Statements

Consolidated Statements of Operations, page F-6

2. Please revise your disclosure to reclassify the appropriate amounts of depreciation and amortization to cost of services. Alternatively, expand the cost of services caption to include parenthetical disclosure indicating that depreciation and amortization is excluded and disclose the amount excluded from cost of services. Please refer to SAB Topic 11:B. In addition, please modify your gross profit analysis in MD&A to disclose the gross profit amounts including the appropriate amount of depreciation and amortization or provide disclosure indicating its exclusion from gross profit.

Consolidated Statements of Cash Flows, page F-10

3. Please revise your reconciliation of net loss to net cash used in continuing operations by adjusting net loss, as oppose to "net loss from continuing operations." in accordance with paragraph 29 of FAS 95 *Statement of Cash Flow*.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Claims Payable, page F-15

4. Please provide a roll forward of your claims payable in compliance with paragraph 11 of SOP 94-5.

Stock-Based Compensation Plans, page F-18

5. Please revise your disclosure of pro forma net loss to show the fair value of the stock-based compensation expense in accordance with paragraph 19 of SFAS 123. The minimum value method of estimated the fair value is only available to nonpublic entities as stipulated in paragraph 20 of SFAS 123.

Note 3. Merger with Patient Infosystems, Inc. (PATY), page F-20

6. Please tell us your basis for adjusting the trading price of PATY common shares for the implied value of ACS, which was spun-off three months later. Please reference specific accounting literature relied upon to form management's conclusion.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Christine Allen, Staff Accountant, at (202) 551-3652 or Kevin Woody, Branch Chief at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant